SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE
7-31-02

For the month of July, 2002

BEMA GOLD CORPORATION
(Translation of Registrant's name into English)

1138 Melville Street, 18th Floor

Vancouver, BC, V6E 4S3 Canada
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

82-______

WK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMA GOLD CORPORATION
(Registrant)

By: ______________________
(Signature)

Roger Richer, Vice President, Administration,

Secretary and General Counsel
(Name and Title of Signing Officer)

Date: August 19, 2002

BEMA GOLD CORPORATION

News Release

Bema Arranges CDN$3 Million Flow Through Private Placement/Plans to List on The London Stock Exchange

July 11, 2002 FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema") is pleased to announce that it has arranged a brokered flow-through private placement with Canaccord Capital Corporation, Haywood Securities Inc., Sprott Securities Inc. and Dundee Securities Corporation. Bema will issue 1,304,348 flow through shares at $2.30 for gross proceeds of CDN$ 3 million. Proceeds from this financing will be used for exploration at the high-grade Monument Bay gold property in northeastern Manitoba. For more information on the planned exploration program please refer to the news release dated July 9, 2002.

Bema is also pleased to announce that the Company is seeking admission to AIM on the London Stock Exchange. Canaccord Capital Corporation (Europe) has been appointed as the Nominated Advisor and broker for the flotation of the Company's shares on AIM. It is expected that the common shares of Bema will commence trading on the London Stock Exchange in the fourth quarter of 2002. The Company believes that the London listing will be of benefit to its many European shareholders and will enhance Bema's exposure to European institutions and financing opportunities.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

BEMA GOLD CORPORATION

News Release

Production Results from the Julietta Mine

New Veins Discovered at Julietta

High Grade Resource Identified at Monument Bay

July 9, 2002 **FOR IMMEDIATE RELEASE**

Bema Gold Corporation ("Bema" or "The Company") is pleased to announce an update in the affairs of the Company. The Julietta Mine has recorded its most successful month of gold and silver production to date. Underground drilling at the mine has discovered two new high grade gold and silver veins and extended an existing vein. At the Monument Bay property in Manitoba exploration drilling has extended the Twin B zone and an initial inferred resource has been calculated.

Julietta Mine, Russia

Gold and silver production at the Julietta Mine continues to improve. During the month of June, Julietta produced 13,409 ounces of gold, 151,212 ounces of silver and processed an average of 430 tonnes of ore per day. The improved June production figures are a result of the mill modifications identified during the mine startup which were carried out in April and May. In the first four years of production, Julietta is projected to process an average of 400 tonnes of ore per day and produce an average of 100,000 ounces of gold and 1.7 million ounces of silver per year.

Since September 2001, 32 underground drill holes totaling 5155 metres have been completed at the Julietta Mine in far-east Russia. The drilling, which was targeted at further defining the V-1 vein reserve, has extended the V-2 vein and discovered two new veins, the V-1B hanging wall (HW) and the V-1B foot wall (FW). These new veins and the V-2 extension do not currently form part of the Julietta reserves or resources. A summary of the results are listed below:

Hole #	Vein	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t
UG-006	V-2	56.30	62.60	6.30	25.74	68.85
UG-007	V-1B-FW	30.60	33.60	3.00	11.71	43.51
	V-2	65.50	67.80	2.30	8.01	55.43
UG-011	V-1B-HW	14.20	15.10	0.90	15.08	30.92
UG-012	V1-B-HW	9.70	11.90	2.20	12.51	70.55
UG-013	V1-B-HW	17.80	21.50	3.70	20.40	79.78
UG-014	V1-B-HW	16.00	17.40	1.40	28.29	60.61
UG-015	V-1B-FW	22.80	24.80	2.00	36.71	54.80
	V-2	54.90	55.40	0.50	19.30	35.50
UG-016	V-1B-FW	22.60	24.80	2.20	72.20	52.60
UG-017	V-2	60.90	61.60	0.70	22.40	39.20
UG-027	V-1B	37.80	38.70	0.90	15.50	248.10
	V-1B	39.30	40.50	1.20	13.10	74.30
UG-028	V-1B	49.00	50.80	1.80	19.40	279.60
UG-029	V-1B	54.00	56.20	2.20	21.20	12.41
UG-030	V-1B	66.20	66.60	0.40	12.60	21.00
UG-032	V-1B-HW	39.90	42.0	2.10	11.51	225.55
	V-1B-FW	33.80	36.1	2.30	22.50	57.46
UG-033	V-1B-HW	33.80	36.60	2.80	13.41	51.63
UG-35	V-1B-HW	33.80	35.40	1.60	12.59	219.16
	V-1B-HW	39.90	42.0	2.10	11.51	225.55

These results indicate high grade mineralization within the newly discovered V-1B HW and FW veins as well as the extension of V-2 vein. The V-2 extension and the two new veins are adjacent to the V-1 vein and are accessible from current underground workings. Underground drilling is continuing and a new resource estimate will be completed on these veins when drilling is further advanced. The mineralization remains open down-dip and along strike. All assaying for the underground drilling is being conducted at the Julietta Mine assay lab. Standards and duplicates are being inserted in the Mine lab.

In May 2002, Bema commenced a 9500 metre surface drill program at the Julietta Mine that will continue throughout the summer. The program will be used to test the V-1 vein at depth and convert some of the inferred resources from other veins to measured and indicated. In addition drilling will be carried out to further test the numerous resource veins that remain open along strike and to depth.

The newly discovered veins as well and the current reserve and resource veins are located on a 1 by 2 square kilometre section of the 225 square kilometre Julietta Mine license. Several high grade surface samples have been taken throughout the license and Bema has commenced a major trenching program to test these targets which are up to 6 kilometres from the mine facilities.

Monument Bay, Manitoba
Bema is pleased to announce that the winter drilling program on the Monument Bay property has succeeded in extending and further defining the high grade Twin B zone where the Company has outlined an initial inferred resource of 500,600 tonnes with an average grade of 18.3 grams per tonne containing approximately 300,000 ounces of gold.

A significant portion of the drill program was focused on defining the strike and plunge of the Twin B zone. The drill results indicate that the zone plunges 25 degrees to the east, much shallower that originally expected, and remains open to the east and for 100 metres to the west.

The resource was calculated using 50 meter radius polygons on an inclined two-dimension long-section with a cut off grade of 8 grams per tonne and a minimum width of 1 metre. High gold assays were cut to 90 g/t. The data was derived from Bema's recent drill program of 19 diamond drill holes totaling 5,540 metres along with previous drill results from Noranda Inc. and Wolfden Resources Inc. Samples of the results used in this resource calculation are as follows:

Company	Hole #	From	To	Length/m	Au(g/t)	Zone
Bema	02-69	98.75	101.10	2.35	31.03	Twin B
Bema	02-75	106.3	106.50	0.20	63.15	Twin B
Bema	02-82	87.5	88.05	0.55	14.94	Twin B
Bema	02-83	76	77.00	1.00	12.47	Twin B
Bema		84.2	85.00	0.80	13.01	Twin B
Bema	02-84	70.6	71.10	0.50	20.8	Twin B
Bema	02-85	75.7	76.70	1.00	9.44	Twin B
Wolfden	TL-0001	114.9	119.10	4.20	29.97	Twin B
Wolfden	TL-0004	157.15	158.95	1.80	36.84	Twin B
Wolfden	TL-0005	228.5	231.55	3.05	13.92	Twin B
Wolfden	TL-0006	159	162.20	3.20	13.68	Twin B
Noranda	89-09	203.8	206.30	2.50	20.79	Twin B
Noranda	89-11	204.5	206.60	2.10	24.16	Twin B
Noranda	89-12	218.8	219.80	1.00	18.2	Twin B
Noranda	90-16	325.2	326.20	1.00	51.1	Twin B

Based on these results, drilling is scheduled to recommence on the Twin B zone in the third or fourth quarter of 2002 with a goal of further increasing the current resource.

Historical drilling has also outlined two additional high grade zones, Seeber River A and B, which Bema plans to drill in the next phase of drilling. A second ore shoot, located on the Seeber B zone, may extend east to 200 meters below the Twin B zone.

In addition, Bema is commencing a multi-staged exploration/drill program in early July which will include mapping and geochem sampling throughout the entire property. The objective of the program is to locate other targets on the 25 km shear zone that can be drilled in the late summer or fall 2002. Bema believes there is excellent potential to locate additional high-grade zones along the 25 km of strike length on the Monument Bay property.

Bema has an option agreement with Wolfden to earn up to 70% of the Monument Bay property located approximately 350 miles northeast of Winnipeg, Manitoba.

Resource estimates were prepared by Bema in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Tom Garagan, P Geo. VP Exploration for Bema Gold Corporation.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For more information on Bema Gold, the remaining drill results, collar coordinates, azimuth and the QAQC program please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855.

Inferred resources are not reserves; they do not have demonstrated economic viability. Inferred resources do not address mining techniques, mining dilution and losses and metallurgic recoveries. There is no certainty that these inferred resources will be converted into measured or indicated resources through additional drilling or into mineral reserves once economic parameters are applied.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.